May 25, 2007

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Northern Trust Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 000-05965

Dear Mr. Vaughn:

We have reviewed your letter of May 1, 2007, commenting on disclosures made by Northern Trust Corporation (“Northern Trust” or “Corporation”) in its Form 10-K for the fiscal year ended December 31, 2006 relating to derivative financial instruments. The following is the response of Northern Trust to the comment of the Securities and Exchange Commission (the “Commission”).

In the following, the Commission staff’s comment is reproduced in bold typeface and Northern Trust’s response is set forth below the comment in regular typeface.

Note 25 – Derivative Financial Instruments, page 62

1.	In your correspondence filed with the commission on September 27, 2005, you represented that you would include a disclosure of how you assess hedge effectiveness for each of your hedging relationships. Please revise future filings, beginning with your next Form 10-Q, to include this disclosure and provide us with your proposed revisions.

Response: In response to the staff’s comment, Northern Trust will revise future Form 10-K and 10-Q filings to include a disclosure of how the Corporation assesses hedge effectiveness for each type of hedging relationship. Additionally, beginning with our June 30, 2007 Form 10-Q, Northern Trust will provide quarterly disclosures regarding the Corporation’s use of derivative financial instruments, including, by type of hedging relationship, period end balances; respective risks addressed; methods of assessing hedge effectiveness; and the amount of ineffectiveness recognized in earnings. Previously, Northern Trust has not included quarterly disclosures regarding derivative financial instruments in its Form 10-Q’s.

Mr. Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 25, 2007

Provided below is the form of the requested disclosures regarding methods of assessing hedge effectiveness that will be included in the Corporation’s June 30, 2007 Form 10-Q and all future Form 10-Q and Form 10-K filings.

For all fair value and cash flow hedges of available for sale investment securities, Northern Trust applies the “shortcut” method of accounting, available under SFAS No. 133, which assumes there is no ineffectiveness in a hedge.

For cash flow hedges of forecasted foreign currency denominated revenue and expenditure transactions, prior to December 1, 2006, Northern Trust applied the “matched terms” method of accounting. Northern Trust re-designated these hedges and, effective December 1, 2006, now utilizes the dollar-offset method, a “long-haul” method of accounting under SFAS No. 133, in assessing whether these hedging relationships are highly effective at inception and on an ongoing basis.

For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to eliminate hedge ineffectiveness.

We would also, for the record, like to clarify a statement contained in your letter of May 1, 2007. Northern Trust did not represent in its correspondence filed with the Commission on September 27, 2005 that it would include disclosure of its methods of assessing hedge effectiveness in its future filings. The information in our September 27, 2005 response letter regarding Northern Trust’s methods of assessing hedge effectiveness was intended for the staff’s information only. Northern Trust did give full consideration to each of the Commission staff’s suggested disclosures regarding our usage of derivative instruments included in the staff’s letter of September 13, 2005. We subsequently implemented each suggested disclosure, with the exception of identifying the methods used to assess the effectiveness of our hedging strategies. Our primary reasons at that time for not committing to implement this disclosure were: 1) it was not a required disclosure under generally accepted accounting principles; 2) a review of recent registrant filings at that time indicated that it was not a disclosure generally provided by our peers or other users of derivative instruments; and 3) the disclosure was not seen as responsive to the staff’s stated request within its letter of September 27, 2005 to “more clearly describe your objectives for holding or issuing derivative instruments.”

Mr. Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 25, 2007

The nature and extent of our previous disclosures regarding derivative financial instruments were predicated on the relatively low level of derivative hedging activity conducted by Northern Trust. As disclosed in the Corporation’s 2006 Financial Annual Report to Shareholders in Footnote 25, “Derivative Financial Instruments”, on page 62, and discussed in the Corporation’s letter to the Commission of September 27, 2005, Northern Trust is a party to various derivative financial instruments that are used in the normal course of business as part of its asset/liability management activities; to meet the risk management needs of its clients; and as part of its trading activity for its own account. The majority of Northern Trust’s derivatives are entered into for client-related and trading purposes and only a small portion is employed for risk management purposes.

As shown in tabular format on pages 63 and 64 of the 2006 Financial Annual Report, derivative instruments employed by the Corporation for risk management purposes represented only $3.0 billion, or approximately 3%, of the total $105.2 billion in notional amount of derivative financial instruments as of December 31, 2006. The remaining $102.2 billion, or approximately 97%, of the total contractual/notional amount of derivative financial instruments as of December 31, 2006 were related to client and trading related activities. This percentage relationship has remained consistent for over five years. Proportionate to Northern Trust’s limited use of derivative instruments for asset/liability management activities, the fair value as of December 31, 2006 of derivative instruments that were employed by the Corporation for such purposes totaled $7.7 million ($14.7 million on an absolute value basis). This compares with total consolidated assets of $60.7 billion and total capital of $3.9 billion, as of December 31, 2006.

*****

Mr. Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

May 25, 2007

As requested by the Commission staff’s letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please call me at (312) 630-6694 or Richard D. Kukla, Senior Vice-President, Deputy Controller at (312) 444-7408.

Very truly yours,

/s/ Aileen B. Blake

Aileen B. Blake
Executive Vice President, Controller

cc:	Matthew Komar

Rebekah Blakely Moore

4